UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 25, 2025

Commission File Number: 000-53543

Ballard Power Systems Inc.

Canada
(Jurisdiction of incorporation or organization)

9000 Glenlyon Parkway Burnaby, BC V5J 5J8 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☐ Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ballard Power Systems Inc.

Date: April 25, 2025	By:	/s/ Kate Igbalode
	Name:	Kate Igbalode
	Title:	Sr. Vice President & Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management Proxy Circular
99.2	Form of Proxy
99.3	Form of Voter Information Form
99.4	Meeting Notice